On May 15, 2002, a special meeting of the shareholders of the Special Purpose Fixed Income Portfolio was held. The following is a summary of the proposal presented and the total number of shares voted:

Proposal:
1. To approve an Agreement and Plan of Reorganization for the Special Purpose Fixed Income Portfolio.

Votes in Favor of      Votes Against		Abstained
12,102,000		10,952			157,836